

Mail Stop 3233

December 30, 2015

Via E-mail
Mr. Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

>   **Re: Hartman Short Term Income Properties XX, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 30, 2015**
>   **File No. 0-53912**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Continuing Operations, page 47

1.   In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Funds From Operations and Modified Funds From Operations, page 48

2.   We note your disclosure on page 51 that for the year ended December 31, 2014 you paid aggregate distributions of $4,838,687 and during this same period, cash provided by operating activities was $2,942,167 and FFO was $2,210,890. In future Exchange Act periodic reports, to the extent you have a shortfall in either cash flow from operations coverage or FFO full fiscal year or stub period coverage, please disclose the percentage coverage in a risk factor related to dividend coverage.

3.   In future Exchange Act periodic reports, where you disclose the relationship between total distributions paid (including any amounts reinvested through your distribution reinvestment plan) and cash flow from operations, please also show the source of any shortfall.

In responding to our comments, please provide a written statement from your company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3215 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.
            for

Kim McManus
Staff Attorney
Office of Real Estate & -
    Commodities